The Glenmede Portfolios

c/o State Street Bank and Trust Company

4 Copley Place, 5th floor, CPH 0326

Boston, MA  02116

December 23, 2008

Securities and Exchange Commission

Office of Edgar Information and Analysis

450 5th Street N.W.

Washington DC  20549

Phone: (202)551-3610

Fax:  (202) 772-9216

RE: Erroneous Series in 485APOS Filing

Registrant: Glenmede Portfolios

CIK: 0000884381

Accession #: 0001104659-08-077328

To Whom It May Concern:

On December 18th at 5:07 PM Eastern Time, our filing agent filed a form 485A for the above mentioned registrant.  The submission header included an additional Series that was not in relation to the documents filed.  The correct Series was included in the submission header; the error was made by including an additional Series only.

Below is the Series information which should not have been included when filing the above mentioned Accession #:

Registrant: Glenmede Portfolios

Series # : S000006372

Series Name: New Jersey Muni Portfolio

Please contact me at (617) 662-3966, with any questions or requests for further information.   Thank you.

Very truly yours,

s/Nancy L. Conlin

Nancy L. Conlin
Assistant Secretary